UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Borderfree, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09970L100

(CUSIP Number)

Lilach Peer
Controller
Delta Ventures Ltd.
Kibbutz Glil-Yam, P.O.B 163
Herzliya 46905, Israel
Tel +972-9-951-7755

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09970L100	13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Delta Fund I, L.P. EIN: 98-0220262
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 2,552,523 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 2,552,523 shares
WITH:	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,552,523 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 09970L100	13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Delta Fund I (Israel), L.P. EIN: 98-0427065
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF	5	SOLE VOTING POWER 138,412 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 138,412 shares
WITH:	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,412 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 09970L100	13G	Page 4 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Poalim Delta Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF	5	SOLE VOTING POWER 154,650 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 154,650 shares
WITH:	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,650 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 09970L100	13G	Page 5 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gmulot Delta Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF	5	SOLE VOTING POWER 309,302 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 309,302 shares
WITH:	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,302 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 09970L100	13G	Page 6 of 9

Item 1.

(a)	Name of Issuer Borderfree, Inc.

(b)	Address of Issuer’s Principal Executive Offices 292 Madison Avenue, 5th Floor, New York, New York 10017

Item 2.

(a)
Name of Person Filing
(i)    Delta Fund I, L.P.
(ii)   Delta Fund I (Israel), L.P.
(iii)  Poalim Delta Fund, L.P.
(iv)  Gmulot Delta Fund, L.P.

All entities listed in clauses (i) through (iv) are referred to herein collectively as the “Reporting Persons”.

(b)	Address of the Principal Office or, if none, residence Delta Ventures Ltd., Kibbutz Glil-Yam P.O.B 163, Herzelia, Israel 46905

(c)	Citizenship Delta Fund I, L.P. – Cayman Islands Poalim Delta Fund, L.P., Delta Fund I (Israel), L.P., Gmulot Delta Fund, L.P. - ISRAEL

(d)	Title of Class of Securities Common stock, par value $0.01 per share

(e)	CUSIP Number 09970L100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J). Not applicable.

CUSIP No. 09970L100	13G	Page 7 of 9

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Please see row 9 of the cover pages of the respective Reporting Persons.

(b)
Percent of class:  Please see row 11 of the cover pages of the respective Reporting Persons. All percentages appearing in the cover pages are based on 31,812,644 outstanding shares of Common Stock of the Issuer as of November 3, 2014 (based on information reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on November 5, 2014).

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Reporting Persons and the response to Item 4(a) above.

	(ii)	Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Reporting Persons and the response to Item 4(a) above.

	(iii)	Sole power to dispose or to direct the disposition of: Please see row 7 of the cover pages of the respective Reporting Persons and the response to Item 4(a) above.

(iv)
Shared power to dispose or to direct the disposition of:  Please see row 8 of the cover pages of the respective Reporting Persons and the response to Item 4(a) above.

The shares may be deemed to be beneficially owned by (i) Delta Ventures Ltd. (“DVL”), the general partner of each of Poalim Delta Fund, L.P., Delta Fund I (Israel), L.P. and Gmulot Delta Fund, L.P., and (ii) Delta Ventures (Cayman), Ltd. (“DVL Cayman,” and together with DVL, “Delta Ventures”), the general partner of Delta Fund I, L.P.  Delta Ventures is managed, directly or indirectly, by the following individuals: Ben Harel, Mark Chais and Ofer Timor (our director), none of whom has sole voting or investment power of such shares and each of whom has shared voting and investment power of such shares.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

CUSIP No. 09970L100	13G	Page 8 of 9

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELTA FUND I, L.P.

By:  DELTA VENTURES (CAYMAN), LTD.
Its General Partner

By:           /s/ Ofer Timor
Name: Ofer Timor
Its: Managing Director

By:           /s/ Ben Harel
Name: Ben Harel
Its: Managing Director

Dated: February 17, 2015

DELTA FUND I (ISRAEL), L.P.

By:  DELTA VENTURES LTD.,
Its General Partner

By:           /s/ Ofer Timor
Name: Ofer Timor
Its: Managing Director

By:           /s/ Ben Harel
Name: Ben Harel
Its: Managing Director

Dated: February 17, 2015

POALIM DELTA FUND, L.P.

By:  DELTA VENTURES LTD.,
Its General Partner

By:           /s/ Ofer Timor
Name: Ofer Timor
Its: Managing Director

By:           /s/ Ben Harel
Name: Ben Harel
Its: Managing Director

Dated: February 17, 2015

GMULOT DELTA FUND, L.P.

By:  DELTA VENTURES LTD.,
Its General Partner

By:           /s/ Ofer Timor
Name: Ofer Timor
Its: Managing Director

By:           /s/ Ben Harel
Name: Ben Harel
Its: Managing Director

Dated: February 17, 2015

CUSIP No. 09970L100	13G	Page 9 of 9

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree on this 17th day of February, 2015, to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

DELTA FUND I, L.P.

By:  DELTA VENTURES (CAYMAN), LTD.
Its General Partner

By:           /s/ Ofer Timor
Name: Ofer Timor
Its: Managing Director

By:           /s/ Ben Harel
Name: Ben Harel
Its: Managing Director

DELTA FUND I (ISRAEL), L.P.

By:  DELTA VENTURES LTD.,
Its General Partner

By:           /s/ Ofer Timor
Name: Ofer Timor
Its: Managing Director

By:           /s/ Ben Harel
Name: Ben Harel
Its: Managing Director

POALIM DELTA FUND, L.P.

By: DELTA VENTURES LTD.,
Its General Partner

By:           /s/ Ofer Timor
Name: Ofer Timor
Its: Managing Director

By:           /s/ Ben Harel
Name: Ben Harel
Its: Managing Director

GMULOT DELTA FUND, L.P.

By: DELTA VENTURES LTD.,
Its General Partner

By:           /s/ Ofer Timor
Name: Ofer Timor
Its: Managing Director

By:           /s/ Ben Harel
Name: Ben Harel
Its: Managing Director